Exhibit (a)(1)(M)


For further Information contact:


Lawrence Dennedy
MacKenzie Partners, Inc.
800-322-2885


             ROBERT E. LOW EXTENDS TENDER OFFER THROUGH JUNE 9, 2000
                     AND COMMENTS ON $8.05 BID BY JACK LILES

FOR RELEASE TUESDAY, MAY 30, 2000

         Springfield, Mo. - Robert E. Low announced today that Low Acquisition, Inc., a corporation wholly owned by Mr. Low, is extending its tender offer for all of the outstanding shares of the common stock of KLLM Transport Services, Inc. (Nasdaq: KLLM) (and associated preferred stock purchase rights) from the prior expiration date of midnight on Tuesday, May 30, 2000, to midnight on Friday, June 9, 2000. Accordingly, the tender offer and withdrawal rights will expire at 12 midnight, New York City time, on Friday, June 9, 2000, unless Low Acquisition, Inc. further extends the tender offer.

         According to the Depositary, as of the close of business on Friday, May 26, 2000, there were 76,339 shares of KLLM common stock (and associated preferred stock purchase rights) tendered and not withdrawn pursuant to the tender offer.

         Mr. Low stated, "I was disappointed to learn that the Special Committee of the KLLM Board had accepted a bid of $8.05 per share submitted only 24 hours earlier by a group headed by Jack Liles, the current chief executive officer of KLLM. Based on my review thus far of certain new information provided to me in connection with my bid submitted to the Special Committee, I am confident that I would be in a position to offer a per share price for all of the KLLM shares in excess of the price offered by the Liles/Ebbers group and accepted by the Special Committee. Under these circumstances, I do not see how the recent actions taken by the Special Committee can be in the best interests of the KLLM stockholders."

                                 #   #   #

         This news release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of KLLM common stock and is not a solicitation of a proxy or written consents. If, at some future date, a new consent solicitation is commenced by Mr. Low and/or any affiliate of Mr. Low, a consent statement will be filed with the Securities and Exchange Commission, which statement would contain important information that should be read carefully by security holders of KLLM. Security holders would be able to obtain at no charge a consent statement and related materials when they become available on the Securities and Exchange Commission's website at www.sec.gov. In addition, any definitive consent solicitation statement, form of consent and any related documents would be mailed to stockholders of KLLM.